UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   February 2008            File No.    0-52508

Strathmore Minerals Corp.

 (Name of Registrant)

700 – 1620 Dickson Avenue, Kelowna, B.C. Canada V1Y 9Y2

(Address of principal executive offices)

1.

News Release dated February 5, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No  X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Strathmore Minerals Corp.

(Registrant)

Dated: February 5, 2008	By: /s/ Bob Hemmerling Bob Hemmerling, Corporate Secretary

Suite 810 – 1708 Dolphin Ave.

Kelowna, B.C.

V1Y 9S4

Phone: 800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com

TSX SYMBOL:  STM

February 5, 2008

Strathmore Completes Reno Creek, Wyoming NI 43-101 Technical Report:

Mineral Resource Increased to 7.4 Million Pounds U3O8

Strathmore Minerals Corp (“the Company”) is pleased to announce that it’s wholly owned subsidiary Strathmore Resources (US) Ltd has completed and SEDAR-filed an independent National Instrument 43-101 Technical Report for the Reno Creek Uranium Property, Wyoming.  Strathmore joint ventured the Pine Tree-Reno Creek property with American Uranium Corporation in 2007 (see press releases dated: May 17, 2007; Sept. 4, 2007; January 14, 2008).

The NI 43-101 report covers the West Reno (Reno Creek) portion of the Pine Tree-Reno Creek properties (see press release dated February 1, 2007: “Uranium Resources Summary by Property” table – West Reno (Reno Creek), Wyoming), and comprises approximately 15% of the total size of the project.

The 43-101 report provides a  Measured and Indicated resource estimate of 7,433,499 pounds at an average grade of 0.065% U3O8, up from the historically reported 4 million pounds U3O8 for the Reno Creek property. An additional 3,406,771 lbs. of U3O8 at an average grade of 0.065% is classified as an Inferred mineral resource. Further details on the quantity and grade for each mineral resource category are shown in the following table:

Measured Mineral Resource

Cutoff	Tons	Ave. Grade (%)	Pounds	Ave. Thick.	GT
0.03% @ 0.3GT	3,133,271	0.068	4,286,779	12.3	0.84

Indicated Mineral Resource

Cutoff	Tons	Ave. Grade (%)	Pounds	Ave. Thick.	GT
0.03% @ 0.3GT	2,544,658	0.062	3,146,720	11.5	0.71

Inferred Mineral Resource

Cutoff	Tons	Ave. Grade (%)	Pounds	Ave. Thick.	GT
0.03 @ 0.3GT	2,633,800	0.065	3,406,771	13.2	0.86

The Reno Creek technical report was prepared by Charles D Snow, Certified Professional Geologist (CPG, Wyoming), who is a qualified person under National Instrument Policy 43-101.  Mr. Snow has over 40 years of uranium exploration and mine development experience (Utah International/Pathfinder) in the Gas Hills and Shirley Basin Uranium Districts, Wyoming, which are the two largest historical producing uranium districts in Wyoming.  In addition, Mr. Snow was involved with the world's first in-situ leach mining of uranium deposits in Shirley Basin dating back to the early 1960s.

The new resource estimates are based on 1,083 exploration and development drill holes completed by the previous mining companies on that portion of the Reno Creek Property controlled by the Joint Venture. The Joint Venture owns this exploration and development data, which includes drill hole gamma logs, drill hole location maps, cross-sections, lithologic logs, drill hole data sheets and historical reserve estimate reports.  In addition, significant volumes of mine permitting documentation, previously submitted by active mining companies to the Wyoming Department of Environmental Quality (WDEQ) and the Nuclear Regulatory Commission (NRC) during the 1980s and 1990s are available.

For the mineral resource estimates, polygons, which were centered on the drill holes, were constructed by using perpendicular bisectors halfway between adjacent drill holes (also called areas of equal influence “AOI”).  Uranium content was previously calculated from gamma-ray logs for each hole by converting counts per second to % eU3O8 (equivalent).  Thickness and grade of the mineralized intercepts were assigned to each polygon for determining tonnage, with an assumed tonnage factor of 16 cubic feet per ton.  Historical drilling was conducted on a 100 foot by 200 foot grid, with significant offset drilling of 50 foot spacing along the mineralized trends.  The AOI of each polygon was limited by the position of adjoining drill holes, the property boundary, and/or the maximum capped size of the measured (10,000 ft2), indicated (40,000 ft2) or inferred (160,000 ft2) resource category.

In the technical report, Mr. Snow writes:

"In the author’s opinion, there is excellent potential for discovery of additional uranium mineralization on the Reno Creek Property, especially to the east of the main deposits”.  In addition, “The Reno Creek Property is considered a viable target for in-situ recovery of the uranium ore.  The ore is at depths of 170-450 feet, lying beneath the local water table within permeable sandstone and confined by bounding shale and mudstone.  Significant permitting and research studies were performed over the years by the previous operators to bring the property to production, including successful operation and reclamation of a pilot in-situ recovery plant that showed bicarbonate lixiviant can be used to leach the uranium.”

The Reno Creek Property covers 2,400 acres (970 ha) and is located in the Pumpkin Buttes Uranium District within the Powder River Basin, northeastern Wyoming.  The Property lies midway between AREVA’s Christensen Ranch in-situ operation approximately 25 miles to the northwest and Cameco’s  Smith Ranch in-situ facility,  located 30 miles to the south. The project was extensively explored by a number of previous operators during the 1970s to early 1990s, including Rocky Mountain Energy and Energy Fuels Inc. During the early 1980s, Rocky Mountain Energy operated and successfully reclaimed a pilot in-situ recovery operation on the property.  The Property was later readied for production by Energy Fuels during the late 1990s, but the continuing decline in the uranium price resulted in the cancellation of the project, despite having a WDEQ mine permit and a NRC source materials license. Reno Creek was subsequently acquired by Power Resources Inc (Cameco’s US subsidiary) who later dropped the property in the early 2000s when prices of uranium fell to $7/pound.  Strathmore staked the Reno Creek property in 2004.

The Reno Creek data obtained and analyzed should enable Strathmore to expedite regulatory permitting requirements and advance the project’s production timeline. Permitting activities are now underway. Work scheduled for 2008 includes the installation of groundwater monitor wells to obtain necessary geologic and hydrologic information, in addition to reserve analysis of the mineralized fronts, preliminary well field plans, and engineering designs of a centralized and/or satellite in-situ recovery facility.

James Crouch, Vice-President of Wyoming Operations, commented, “Strathmore is pleased to advance our first major ISR project in Wyoming towards production.  Our team’s technical expertise and experience in ISR, in addition to the initial work completed by previous operators in the 1980’s and 90’s, will aid in the permitting and ultimate development of this project.”

The 43-101 technical report for the Reno Creek Property can be viewed in its entirety on the SEDAR website www.sedar.com and the Company's website www.strathmoreminerals.com.

The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in NI 43-101 and reviewed by David Miller, Chief Executive Officer for Strathmore Minerals Corp., a qualified person under policy NI 43-101.  It should be noted that mineral resources which are not mineral reserves do not have demonstrated economic viability.

American Uranium Corporation Inc. is a Nevada based uranium exploration and development company and is committed to spending US $12.375 million to earn an initial 22.5 % in the Pine tree-Reno Creek project and US $33 million over the next 6 years to earn a 60% interest.

STRATHMORE MINERALS CORP. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties in the United States.  Headquartered in Kelowna, British Columbia, the Company also has U.S. based Development Offices in Riverton, Wyoming and Santa Fe, New Mexico.  STRATHMORE MINERALS CORP Common Shares are listed on the TSX Venture Exchange under the symbol "STM".

This news release contains "forward-looking information" that is based on Strathmore Minerals Corp.'s current expectations, estimates, forecasts and projections. This forward-looking information includes, among other things, statements with respect to Strathmore's exploration and development plans, outlook and business strategy. The words "may", "would", "could", "should", "will", "likely", "expect," "anticipate," "intend", "estimate", "plan", "forecast", "project" and "believe" or other similar words and phrases are intended to identify forward-looking information.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause Strathmore's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such factors include, but are not limited to: uncertainties related to the historical resource estimates, the work expenditure commitments; the ability to raise sufficient capital to fund future exploration or development programs; changes in economic conditions or financial markets; changes in input prices; litigation; legislative, environmental and other judicial, regulatory, political and competitive developments; technological or operational difficulties or an inability to obtain permits required in connection with maintaining, or advancing, the Gas Hills projects; and labour relations matters.

This list is not exhaustive of the factors that may affect our forward-looking information. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking information. Strathmore Minerals Corp. disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

ON BEHALF OF THE BOARD

“David Miller”

David Miller, CEO

For Investors Relations:

Bob Hemmerling/ Craig Christy

1-800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com